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May 30, 2025

Via EDGAR

Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Blake Grady
Nicholas Panos

Re:	Roth CH Acquisition Co.
Schedule 13D filed February 14, 2025 by Byron Roth et. al
File No. 005-92987

Ladies and Gentlemen:

On behalf of CR Financial Holdings, Inc., Byron Roth, and Gordon Roth (the “Filers”), we are hereby responding to the letter dated April 21, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Schedule 13D filed February 14, 2025 by the Filers (the “Schedule 13D”). In response to the Comment Letter and to update certain information in the Schedule 13D, the Filers are filing amendment No. 1 to the Schedule 13D (“Amendment No. 1”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in Amendment No. 1.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Filers’ response.

Schedule 13D filed February 14, 2025

General

1.

We note that the event reported as requiring the filing of the Schedule 13D was January 24, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the January 24, 2025 event date, the Schedule 13D submitted on February 14, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

RESPONSE:

The late filing was inadvertent and the Filers will endeavor to file on a timely basis in the future.

Item 3, page 1

2.	Please revise to disclose the amount of funds or other consideration used in making the purchases described in Item 3 of your Schedule 13D. Refer to Item 3 of Schedule 13D.

RESPONSE:

The Filers have amended Amendment No. 1 to disclose the amount of funds used in making the purchases described in Item 3.

Item 7, page 1

3.

Multiple beneficial owners have reported their beneficial ownership on the above captioned Schedule 13D. Whenever two or more persons are required to file a statement containing the information required by Schedule 13D, a single Schedule13D may be filed provided that it includes, as an exhibit, their agreement in writing that such a statement is filed on behalf of each of them. Please revise to add the required exhibit, or advise. See Rule 13d-1(k)(1)(iii).

RESPONSE:

The Filers have included a joint filing agreement as part of Amendment No. 1.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane
Partner
Loeb & Loeb LLP